Exhibit 99.1

Canadian Solar Raises $260 Million for Its Module and System
 Solutions Subsidiary in Preparation for the Carve-Out IPO

GUELPH, ON, September 30, 2020 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today that the Company has agreed to a RMB 1.78 billion (approximately US$260 million at current exchange rates) capital raising for its Module and System Solutions (“MSS”) subsidiary, CSI Solar Co., Ltd. (“CSI Solar”). This capital raising is an important step for CSI Solar to qualify for the planned carve-out IPO in China, and brings in leading institutional investors and strategic partners (the “Third-Party Investors”), including CDH Investment Management Company Limited and SIP Oriza PE Fund Management Co., LTD, among others.

The Third-Party Investors have agreed to purchase existing CSI Solar shares from the Company for an aggregate of RMB 1.50 billion (US$219 million) at an equity valuation of RMB 7.50 billion (US$1.1 billion). At the same time, a number of Canadian Solar employees (“CSIQ Employees”) will also purchase existing CSI Solar shares from the Company for an aggregate of RMB 31 million (US$4.5 million) at the same valuation.

In addition, eligible CSI Solar employees and board members have collectively agreed to subscribe to newly issued CSI Solar shares via platforms set up in accordance with CSI Solar’s employee stock ownership plan (the “ESOP”) for an aggregate of RMB 248 million (US$36 million) at a valuation discount of 30%, or RMB 5.25 billion (US$768 million).

Immediately after closing, Canadian Solar, the Third-Party Investors, CSIQ Employees and ESOP platforms will respectively own 74.9%, 20.0%, 0.4% and 4.7% of CSI Solar. The Company’s wholly owned global project development business, its Energy subsidiary, is not part of this transaction or future planned carve-out IPO of the MSS business.

Dr. Shawn Qu, Chairman and CEO of the Company, commented, “The successful completion of this fundraising, which we believe fairly values our MSS business, marks an important milestone for Canadian Solar and takes us one step closer towards the planned listing of our MSS business, or CSI Solar, in China. It will also give us the capital to immediately expand our manufacturing capacity with the most advanced manufacturing technologies available to support our targeted 18GW to 20GW in shipments for 2021. We believe this strategy will allow us to expand our market share, sustain and enhance our future pricing power and maintain better control over our manufacturing costs. We are thankful for the strong support from our new investors and partners and look forward to continuing to create sustainable value for our shareholders.”

Following the closing of this transaction, Canadian Solar will actively prepare for the planned listing pursuant to relevant laws and regulations in China. Meanwhile, the Company remains fully committed to its shareholders and NASDAQ listing and will remain the majority and controlling shareholder of CSI Solar after its planned IPO in China.

About CDH Investment Management Company Limited

Established in 2002, CDH is one of the leading alternative investment fund managers focused on China with over US$21 billion of assets under management, as of December 31, 2019. Over the past 18 years, CDH has expanded to become a diversified alternative asset management platform covering private equity, real assets, venture and growth capital, mezzanine and credit finance, public equities and wealth management. CDH has more than 150 investment professionals working in offices in Hong Kong, Singapore, Beijing, Shanghai and Shenzhen. CDH has invested in more than 200 companies and has helped more than 70 companies successfully list on international and China’s stock exchanges. CDH strives to become one of the most respected alternative asset management platforms in Asia.

About SIP Oriza PE Fund Management Co., LTD

Oriza PE is a private equity investment company and the market-oriented investment platform of Oriza Holdings, a leading investment company founded in 2001 with over RMB 80 billion in assets under management. Oriza PE’s investment strategy is based on integrating capital and industrial resources to achieve attractive returns to its investors and deliver strategic value to its portfolio companies. Oriza PE specializes in investing in hi-tech firms in the manufacturing and consumer sectors, with a focus on artificial intelligence, big data, cloud computing and the Internet of Things. Over the years, Oriza PE has successfully invested in over 50 companies and helped nearly 20 companies list on public stock exchanges.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the MSS subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.